082-04121

ОАО "ЮЖНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ"

ул. Карасунская, 66, г. Краснодар, Россия 350000
телефон (861)253-20-56, факс (861)253-25-30
телетайп 211402 ЗВУК
e-mail: operator@mail.stcompany.ru

Расчетный счет ____________________
Кор.счет. ____________________
БИК ____________________
ИНН 2308025192, ОГРН 1022301172112
ОКВЭД 64.20, ОКПО 01151037

от 15.03.2007 № 103.1/06-1179

на № [redacted]

07021972

SECURITIES AND EXCHANGE COMMISSION OF THE UNITED STATES OF AMERICA

450 Fifth Street, NW Washington, DC 20549, United States

SUPPL

RECEIVED
2007 MAR 21 A 10:57

Gentlemen:

To maintain the effect of the exemption, allowed for Public Joint –Stock Company "Southern Telecommunications Company" by Securities and Exchange Commission (USA) under Rule 12g3-2(b), we are forwarding the following documents to you (file № 33-86928):

1. Notification on the material fact.

Please find 1 page enclosed.

PROCESSED
MAR 23 2007
THOMSON FINANCIAL

V. A. Statuev,
Deputy Director General –
Director for Assets Management and General Matters
"Southern Telecommunications Company" PJSC

dw 3/21

Notification on the material facts
"DATA ON ACCRUED AND (OR) PAID INCOME UNDER THE ISSUER'S SECURITIES

"DATA ON THE TIME OF EXECUTION OF THE ISSUER'S OBLIGATIONS TO THE OWNERS OF SECURITIES"

1. General	
1.1. Full registered name of the Issuer	*Public Joint –Stock Company "Southern Telecommunications Company"*
1.2. Abbreviated registered name of the Issuer	*"UTK" PJSC*
1.3. Place of the Issuer's business	*66, Karasunskaya Street, Krasnodar, 350000*
1.4. Basic state registration number of the Issuer	*1022301172112*
1.5. Tax-payer's Identification Number (INN) assigned to the Issuer by tax authorities	*2308025192*
1.6. Unique Issuer's code assigned by the registering authority	*00062-A*
1.7. URL of the Internet page used by the Issuer for information disclosure	*http://www.stcompany.ru*

2. Substance

2.1. Type, category, series and other identification characteristics of securities.

04-series non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody (hereinafter referred to as the Bonds).

2.2. State registration number of the securities issue (additional issue) and the date of the state registration.

4-08-00062-A of 24th November 2005.

2.3. Name of the registering authority that effected state registration of the securities issue (additional issue).

Federal Service for Financial Markets

2.4. Name of the Issuer's governing body that has taken the decision on payment (declaration) of dividends under the Issuer's share or on determination (procedure of determination) of the interest rate (coupon income) yielded on the Issuer's Bonds.

Coupon interest rate shall be set according to the Decision on the Bond Issue approved by the Company's Board of Directors (Minutes N 11 dated 18 October 2005).

2.5. The date of taking the decision on payment (declaration) of dividends under the Issuer's shares or on determination (procedure of determination) the interest rate (coupon income) yielded on the Issuer's Bonds.

18th October 2005

2.6. The date of making up the Minutes of the meeting (session) of the Issuer's authorized body taking the decision on payment (declaration) of dividends under the Issuer's shares or on determination (procedure of determination) of the interest rate (coupon income) yielded on the Issuer's Bonds.

18th October 2005

2.7. Total amount of dividends accrued under the Issuer's shares of the specified category (type) and the size of dividend accrued per one share of the specified category (type); total amount of interest rate and (or) other yield to be paid under the Issuer's Bonds of the specified issue (series) and interest rate and (or) other yield to be paid under each Issuer's Bond of the specified issue (series).

Total amount of the fifth coupon income to be paid on the Issuer's Bonds makes RUR 112,200,000 (one hundred twelve million two hundred thousand rubles); the fifth coupon income to be paid under each Issuer's Bond makes RUR 22.44 (twenty two rubles forty four kopecks)..

2.8. Form of income payment under the Issuer's securities (money, other property).

In money terms in currency of the Russian Federation by cashless settlement

2.9. Due date of income payment (interest, par value) under the Issuer's securities (dividend on shares) and in case income under the Issuer's securities is to be paid by the Issuer during the set period of time – expiry date of such period.

14th March 2007

2.10. Total amount of dividends paid under the Issuer's shares of the specified category (type); total amount of interest rate and (or) other yield paid under the Issuer's Bonds of the specified issue (series).

Total amount of income paid under the first-fifth coupons makes RUR 635,800,000.

2.11. The Issuer's obligation and its amount in money terms.

The Issuer's obligations on coupon income payment. Total amount of the fifth coupon income to be paid under the Issuer's Bonds makes 10% per annum or RUR 112,200,000 (one hundred twelve million two hundred thousand rubles)

2.12. Fact of execution (default) of the Issuer's obligation. ***The Issuer's obligation on the fifth coupon payment to the Bond Holders is fully executed.***

3. Signature		
3.1. Deputy General Director – Director for Assets Management and General Matters	(Signature)	V. A. Statuev
3.2. Date " 14 " March 20 07	Official seal	

END